EXHIBIT 99.2

Press Release

United States: Total adds 2.2 GW to its U.S. solar portfolio and covers all its power consumption in the country with green electricity

Paris, February 5, 2021 – Total strengthens its presence in the U.S. market by acquiring a development pipeline of 2.2 GW of solar projects, and 600 MW of battery storage assets, all located in Texas. The projects are bought from SunChase Power, a renewable energy company focused on developing utility-scale energy projects, and MAP RE/ES, a private energy investment firm.

This announcement comes after recent news of a joint venture with 174 Power Global to develop 1.6 GW in the United States.

The pipeline consists of four large-scale solar projects, each with co-located battery energy storage systems (BESS), in industrial areas close to Houston that have high demand for electricity. Construction of the first two projects is expected to start later this year. All projects will come online between 2023 and 2024. The remuneration paid by Total to Sunchase and MAP RE/ES will be in staged payment as the projects advance.

Total will commit to a 1 GW corporate PPA sourced from this solar power and energy storage portfolio in order to cover all the electricity consumption of its operated industrial sites in the U.S., among which Port Arthur refining and petrochemicals platform and La Porte and Carville petrochemical sites.

“I am very pleased that Total is further contributing to the development of solar power in the U.S. We look forward to taking advantage of the many growth opportunities in the U.S. market to address the challenges of the energy transition, said Patrick Pouyanné, Chairman and CEO of Total. “With this latest acquisition, Total is now developing close to 4 GW of renewable power capacity in the U.S., thus contributing to our objective to reach close to 35 GW of renewable generation capacity by 2025. In addition, supplying green electricity to all our industrial activities in the United States is concrete proof of our ambition to achieve carbon neutrality by 2050.”

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Total, renewables and electricity

As part of its ambition to get to net zero by 2050, Total is building a portfolio of activities in renewables and electricity that could account for up to 40 % of its sales by 2050. At the end of 2020, Total's gross power generation capacity worldwide was around 12 GW, including close to 7 GW of renewable energy. With the objective of reaching 35 GW of production capacity from renewable sources by 2025, Total will continue to expand its business to become one of the world leaders in renewable energies.

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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